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SEC FILE NUMBER
001-31931

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Woodbridge Holdings Corporation

Full Name of Registrant

Former Name if Applicable
2100 West Cypress Creek Road

Address of Principal Executive Office (Street and Number)
Fort Lauderdale, Florida 33309

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Woodbridge Holdings Corporation (“Woodbridge”) has delayed filing its Annual Report on Form 10-K for the year ended December 31, 2008. Woodbridge intends to utilize the fifteen day extension provided by filing this Notification of Late Filing on Form 12b-25 with the Securities and Exchange Commission (the “SEC”) and expects to file its Annual Report on Form 10-K on or prior to March 31, 2009.

This filing has been made in order for Woodbridge to complete the preparation of its Annual Report on Form 10-K and audited financial statements for the year ended December 31, 2008.

While Woodbridge has no reason to believe that it will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 on or prior to the extended deadline of March 31, 2009, Woodbridge cannot provide any assurance that it will be able to satisfactorily resolve the open matters and file such report on or prior to the extended deadline.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John K. Grelle	954	940-4919
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Woodbridge has provided preliminary financial information for the year ended December 31, 2008.

Revenues from sales of real estate declined significantly from $410.1 million for the year ended December 31, 2007 compared to $13.8 million for the year ended December 31, 2008. Net loss for the year ended December 31, 2008 was $140.3 million compared to net loss of $234.6 million for the year ended December 31, 2007.

Until November 9, 2007, Woodbridge had engaged in homebuilding activities through, among other entities, Levitt and Sons, LLC (“Levitt and Sons”). On November 9, 2007, Levitt and Sons filed a voluntary bankruptcy petition and, accordingly, Woodbridge deconsolidated Levitt and Sons as of that date. The results of operations of Woodbridge for the year ended December 31, 2008 do not include the results of operations of Levitt and Sons.

On October 1, 2007, Woodbridge consummated an offering of subscription rights to each holder of record of its Class A Common Stock and Class B Common Stock as of August 27, 2007 and issued 15.3 million shares of Class A Common Stock (after giving effect to the September 26, 2008 one-for-five reverse stock split) and received $152.8 million of proceeds.

Lastly, Woodbridge expects to record $112.0 million of impairment charges in its results of operations for the year ended December 31, 2008.

FORWARD-LOOKING INFORMATION

Except for historical information contained herein, the matters discussed in this Notification for Late Filing on Form 12b-25 contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. Statements that are not historical facts, including statements that are preceded by, followed by, or that include, the words “believes,” “anticipates,” “plans,” “expects” or similar expressions and statements are forward-looking statements. Woodbridge’s estimated or anticipated results, performance or other non-historical facts are forward-looking and reflect Woodbridge’s current perspective on existing trends and information. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the current expectations of Woodbridge and are subject to a number of risks and uncertainties that are subject to change based on factors that are, in many instances, beyond Woodbridge’s control. These risks and uncertainties include: the risk that Woodbridge’s actual results for the year ended December 31, 2008 may differ from the preliminary financial information contained in this Notification of Late Filing on Form 12b-25; and the risk that Woodbridge may be unable to file its Annual Report on Form 10-K within the 15-day extended filing deadline. For additional information regarding these and other risks associated with Woodbridge’s business, readers should refer to Woodbridge’s Annual Report on Form 10-K for the year ended December 31, 2007 as well as other reports filed from time to time with the Securities and Exchange Commission. Unless required by law, Woodbridge undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Woodbridge Holdings Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2009	By	/s/ John K. Grelle

John K. Grelle
Executive Vice President and Chief Financial Officer